UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Adverum Biotechnologies, Inc.

(Name of Subject Company)

Adverum Biotechnologies, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00773U207

(CUSIP Number of Class of Securities)

Linda Rubinstein

Chief Financial Officer

Adverum Biotechnologies, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 656-9323

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Jason L. Kent

William Roegge

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Adverum Biotechnologies, Inc., a Delaware corporation (the “Company” or “Adverum Biotechnologies”), by Eli Lilly and Company, an Indiana corporation (“Parent”), and Flying Tigers Acquisition Corporation, a Delaware corporation and a wholly owned direct subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 24, 2025 (the “Merger Agreement”), by and among the Company, Parent and Purchaser.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of the Company in exchange for (i) $3.56 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each, a “CVR”), which represents the contractual right to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company.

If consummated, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following communications relating to the proposed Offer and the Merger:

•	Exhibit 99.1: Joint Press Release of Eli Lilly and Company and Adverum Biotechnologies, Inc., dated October 24, 2025.

•	Exhibit 99.2: Email from Laurent Fischer, MD, President and Chief Executive Officer of the Company, sent to employees, dated October 24, 2025.

•	Exhibit 99.3: Employee FAQ, dated October 24, 2025.

•	Exhibit 99.4: Investor FAQ, dated October 24, 2025.

•	Exhibit 99.5: LinkedIn Post, dated October 24, 2025.

•	Exhibit 99.6: Key Opinion Leader Letter, dated October 24, 2025.

•	Exhibit 99.7: Investigators and Site Staff Letter, dated October 24, 2025.

•	Exhibit 99.8: Vendor, Supplier and Contractor Letter, dated October 24, 2025.

Important Information about the Tender Offer and Where to Find It

The Offer for the outstanding shares of common stock of the Company referred to in this Current Report on Form 8-K has not yet commenced. The description contained in this Current Report on Form 8-K is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC upon commencement of the tender offer. The solicitation and offer to buy outstanding shares of the Company’s common stock will only be made pursuant to the tender offer materials that Parent and Purchaser will file with the SEC. At the time the Offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE OFFER.

The tender offer materials (including the offer to purchase and the related the letter of transmittal) as well as the solicitation/recommendation statement, will be made available to all stockholders of the Company at no expense to them at the Company’s website at https://investors.adverum.com and (once they become available) will be mailed to stockholders of the Company free of charge. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference in, this filing. The tender offer materials (including the offer to purchase and the related the letter of transmittal) as well as the solicitation/recommendation statement, will also be available for free at the SEC’s website at www.sec.gov.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, the Company and Parent file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Company and Parent with the SEC for free on the SEC’s website at www.sec.gov.